Exhibit 4.13

RESEARCH FUNDING AND SUPPLY AGREEMENT

This Agreement (the “Agreement”), effective as of _June 11, 2019 (“the Effective Date”), by and between Alliance for Clinical Trials in Oncology Foundation, an Illinois not-for-profit corporation, with its principal office at 125 S. Wacker Drive, Chicago, IL 60606 (“Foundation”) and Kazia Therapeutics Limited (ABN 37 063 259 754), a publicly-listed company with its principal office at L24, 300 Barangaroo Avenue, Sydney, NSW 2000, Australia (“Kazia”). Kazia and Foundation may be referred to as “Party” individually, and collectively as the “Parties”.

RECITALS

WHEREAS, Foundation is an Illinois not-for-profit corporation that was formed to facilitate and support the Alliance for Clinical Trials in Oncology (“Alliance”), a member of NCI’s National Clinical Trials Network (“NCTN”) and a research base for the NCI Community Research Oncology Program (“NCORP”);

WHEREAS, The Alliance is comprised of academic and community institutions, statistics, data, and operations centers and their affiliates which conduct cancer treatment and cancer control/prevention studies and related research according to their policies and procedures and in accordance with all applicable federal, state and local laws and regulations including, without limitation, FDA regulations and guidelines for good clinical practice;

WHEREAS, Foundation shall facilitate and support the Study at each Participating Site by performing, in accordance with the provisions of this Agreement, the activities described in the SOW (“Scope of Work”) attached hereto as Exhibit A and incorporated into the Agreement by this reference;

WHEREAS, Kazia is a public company listed on the Australian Securities Exchange (ASX) and on NASDAQ, whose primary business is the discovery, development, and commercialization of new therapies for cancer;

WHEREAS, Kazia seeks to develop GDC-0084, a small molecule, orally available, selective inhibitor of the PI3K/Akt/mTOR pathway, for several forms of primary and secondary brain cancer.

WHEREAS, the Alliance, through the Foundation, wishes to undertake a clinical trial entitled: “A071701 GENOMICALLY-GUIDED TRIAL IN BRAIN METASTASES”, (“the Study”). Foundation and Kazia now wish to collaborate on the Study and Kazia has agreed to provide support through funding and through supplies of the Study Drug for the Study and to provide such information, advice, and assistance as may be required during the course of the Study and pursuant to the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the foregoing and mutual covenants and promises set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1.	DEFINITIONS

For purposes of this Agreement:

1.1

“Affiliate” means, with respect to a Party, any corporation or other business entity controlled by, controlling or under common control with that party. “Control” for the purposes of this definition shall mean direct or indirect beneficial ownership of fifty percent (50%) or more of the voting interest in an entity, or such other relationship as, in fact, constitutes actual control.

1.2

“Applicable Law” means all applicable local, state, and federal laws, rules and regulations and other governmental requirements relating to the performance of their respective responsibilities under this Agreement, that may be in effect from time to time, including, but not limited to, the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “Act”), and all applicable regulations promulgated thereunder including regulations of the United States Food and Drug Administration or its foreign equivalent, including, without limitation, 21 C.F.R. Parts 50, 54, 56, and 312 (the regulations governing the protection of human subjects, financial disclosure of clinical investigators, Institutional Review Boards or its foreign equivalent, and investigational new drug applications), and including without limitation all applicable good practice quality guidelines and regulations encompassing internationally recognized standards (as adopted by the FDA and as related to guidance provided by NCI, NCORP, CTMB and OFIRP guidelines) such as Good Manufacturing Practice, Good Clinical Practice (as adopted by the FDA), Good Laboratory Practice, Good Distribution Practice and Good Review Practice (collectively, “GxPs”), FDA Form 1572 Statement of Investigator, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), and state and federal False Claims Acts, as well as all applicable data protection and medical privacy laws or regulations, including, the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by Subtitle D of the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and the Standards for Privacy of Individually Identifiable Health Information 45 C.F.R. Parts 160 and 164.

1.3

“Background IP” of a Party means information, techniques, know-how, software and materials (regardless of the form or medium in which they are disclosed or stored) that are provided by or on behalf of that Party to the other for use in the Study (whether before or after the date of this Agreement), and all improvements and Intellectual Property in them prior to or on the Effective Date of this Agreement, but excludes the Study Data. For the avoidance of doubt, the Study Drug and all improvements and Intellectual Property in the Study Drug separate from any Intellectual Property developed under this Agreement and through the conduct of this Study, will be Kazia’s Background IP. Any Intellectual Property developed under this Agreement and through the conduct of the Study will be handled in accordance with Section 10 and Annex B.

1.4	“Budget” means the budget set out in Annex A, as amended by the Parties from time to time.

1.5

“Biospecimens” means blood serum, urine, stool, saliva, other bodily fluid, bone marrow, cells, or tissue samples/specimen collected from Subjects. The term “Biospecimen” further includes, without limitation, any tangible material directly or indirectly derived from such Biospecimens collected under the Protocol from Subjects, such as genes, gene fragments, gene sequences, proteins, protein fragments, protein sequences, DNA, RNA, and any subcellular structure.

1.6

“Intellectual Property” means all present and future industrial and intellectual property rights, including without limitation: (i) inventions, patents, copyright, trade business, company or domain names, rights in relation to, registered designs, registered and unregistered trade marks, know how, trade secrets and the right to have confidential information kept confidential, and any and all other rights to intellectual property which may subsist anywhere in the world; and (ii) any application for or right to apply for registration of any of those rights.

1.7	“Investigator Brochure” is a compilation of the clinical and non-clinical data on the Study Drug which is relevant to the study of the Study Drug in humans.

1.8	“NCI” means the National Cancer Institute, a division of the National Institutes of Health, an agency of the U.S. Department of Health and Human Services;

1.9

“Protocol” means the final protocol document, for the Study entitled “A071701 Genomically-guided trial in brain metastases”. The entire Protocol is incorporated into this Agreement by reference and is made a part of this Agreement as though fully set forth herein. In the event of any conflict or inconsistency between the terms and provisions of this Agreement and those of the Protocol, the terms and provisions of this Agreement shall control.

1.10

“Participating Investigator” shall mean an investigator who conducts the Study at a Participating Site, as defined below. “Alliance Participating Investigator” shall mean a Participating Investigator conducting the Study at an Alliance Participating Site, as defined below.

1.11

“Participating Site” means any hospital or similar institution, based or located in the United States, that is a member of an NCTN Cooperative Group and participating in the Study. “Alliance Participating Site” shall mean a Participating Site that is an Alliance member institution.

1.12	“Publishable Manuscript” means a final report summarizing the findings of the Study that is in a form suitable for submission to a peer-reviewed journal.

1.13

“Sponsor,” as that tennis defined in 21 C.F.R. § 312.3(b), refers to Alliance, through the Foundation, which is the party that is taking responsibility for, initiating and conducting the Study in accordance with the Protocol. Under no circumstances will Kazia be deemed the Sponsor of the Study.

1.14	“Study” means the work performed in connection with the Protocol.

1.15	“Study Data” means as defined in Section 5 of this Agreement.

1.16	“Study Results” means as defined in Section 5 of this Agreement.

1.17

“Study Drug” refers to GDC-0084, 15mg capsules, for oral administration, which will be supplied in labeled bottles. The bottle label text has been agreed between the parties, and includes the statement “Limited by Federal (US) Law to Investigational Use”. Study Drug responsibilities detailed further in Annex C.

1.18	“Study Staff’ means all employees, agents and/or authorized representatives of the Foundation or any Participating Site, engaged in the Study and includes, the Participating Investigator.

1.19	“Subject,” as that term is defined in 21 C.F.R. § 312.3(b), means a human being who participates in the Study.

2.	STUDY CONDUCT

The Parties understand and agree that Foundation shall facilitate and support the Study in accordance with the following:

2.1.	The terms of this Agreement and all Applicable Laws

2.2.

the Protocol, as approved by NCI and the responsible Institutional Review Board (“IRB”). All substantial changes to the Protocol shall be submitted to NCI for written approval before implementation, excluding those immediately necessary to protect the safety, rights, or well being of the Subjects. All such amendments will be incorporated herein by reference. Foundation, on behalf of the Alliance, shall notify Kazia of any significant amendment made to the Protocol prior or during the conduct of the Study. A significant amendment to the Protocol shall be defined as any modification to the Protocol which may impact the overall conduct of the Study, the scientific value of the Study, the potential benefit of the patient or patient safety, including changes of Study objectives, patient population, and samples sizes.

2.3.

Before beginning the Study, Foundation, through the Alliance, shall have either an effective Investigational New Drug Application (“IND”) on file with the U.S. Food and Drug Administration (“FDA”), or a determination by the Alliance and NCI that the Study is exempt (within the meaning of 21 C.F.R. Sec. 312.2(b)) from the IND requirements of 21 C.F.R. Part 312. Kazia will provide a letter of cross reference to the FDA to its US IND, with a copy to Alliance for Alliance to include in its IND filing.

2.4.

Enrollment for the Study will begin when all NCTN requirements have been met and NCI and the responsible IRB have provided final approval for the Study. The Budget will provide enrollment payment milestones and invoicing instructions. Neither Foundation nor Participating Sites shall enroll a number of subjects into the Study that exceeds the then-current target number set by the Protocol without the prior written agreement of NCI. Foundation will communicate to all Participating Sites, through the Protocol, the predetermined enrollment period after initiation of the Study, unless otherwise agreed by the Parties.

Foundation will ensure that all Participating Sites and Investigators do not enroll any subjects (i) except as permitted by the Protocol; and (ii) following expiration of the enrollment period without written authorization from NCI.

2.5.

Foundation, as well as each of the Participating Sites and any vendors or subcontractors used by Foundation to carry out any aspect of the Study, are expected to adhere to the NCTN guidelines, the Alliance Policies and Procedures, and the Protocol. Foundation shall use reasonable efforts to ensure that, Participating Sites, vendor and subcontractors are aware of their obligations regarding NCTN guidelines, the Alliance Policies and Procedures, and the Protocol and comply with NCTN guidelines, the Alliances Policies and Procedures, and the Protocol.

2.6.

Foundation, on behalf of Alliance, shall ensure that the Study and post Study Results are registered on ClinicalTrials.gov and/or any other Internet clinical trial registries in accordance and compliance with all Applicable Laws. Foundation shall ensure that each posting complies with all applicable requirements of this Agreement.

2.7.

The Study is to be completed and the Foundation must ensure that a final draft of a primary end point publication summarizing the findings of the Study (“Publishable Manuscript”), as further detailed in Section 9, is to be submitted to Kazia within 12 months of completion of the Study, assuming that the Data and Safety Monitoring Board (“DSMB”) has permitted data to be released in this time period, following completion of the Study (that is enrollment of all Study subjects and completion of Protocol requirements for the Study at all Participating Sites, and the achievement of adequate events for the analysis of the primary objective of the Study, in accordance with the Protocol), unless (i) a shorter period is mutually agreed between the Parties. The Publishable Manuscript shall summarize the results and interpretation of the Study, including, but not limited to the Study design, Study objectives, patient assessment, data analysis, results, safety and effectiveness.

2.8.

If the Study terminates early the Foundation, through the Alliance, may proceed to publish study results, dependent on the circumstances of the early termination with approval from the DSMB and NCI, and report study results to clinicaltrials.gov with in required regulatory timeframe. The Alliance may all prepare a final study summary to be published by the next Alliance Group Meeting.

3.	KAZIA OBLIGATIONS

3.1.

Kazia represents and certifies to Foundation that (i) it possesses the full legal right and authority to enter into this Agreement and enters this agreement willingly; (ii) to the best of its knowledge and information, it has no obligations to any third party which would conflict with its obligations hereunder; and (iii) the Study Drug has been manufactured, stored, shipped and delivered in accordance with all applicable laws, rules, and regulations. Kazia further represents that all Study Ding delivered under the Agreement complies at the time of delivery with the specifications for the Study Ding (which specifications shall be communicated to Foundation by Kazia prior to shipment of any Study Drug to Alliance or its designee).

3.2.	Kazia agrees to provide Foundation with an updated Investigator’s Brochure, any appropriate cross- referencing letters, and with appropriate and timely safety information related to the Study Drug.

3.3.	Kazia shall supply Foundation with funding for and with sufficient supplies of, the Study Drug to support the Study in accordance with the Budget and the Protocol and any amendments thereof.

4.	FUNDING AND PAYMENT SCHEDULE

4.1.

Kazia has agreed to provide financial support for the Study and this funding will be provided to Foundation according to the Budget set out in the Funding and Payment Schedule (Exhibit A) attached hereto. The Parties agree that the amounts set forth in Exhibit A are based on the fair market value of the activities performed and provide an accurate breakdown of the cohort Study costs and expenses. Any funding provided under this Agreement is provided as an independent grant and is not conditioned in any way on any pre-existing or future business relationship between or among Foundation and Kazia. No amounts paid under this Agreement are intended to be for, nor shall they be construed as, an offer or payment made in exchange for any explicit or implicit agreement to purchase, prescribe, recommend, or provide a favorable formulary status for any Kazia product or service.

4.2.

Each milestone payment is contingent upon the receipt of an invoice, which will include detail regarding the milestone achieved, acceptable to Kazia, signifying the achievement of the related milestone. Foundation shall submit an invoice to Kazia once each milestone is achieved and becomes payable, and Kazia shall pay the applicable amount within thirty (30) days after its receipt of such invoice which will include detail regarding the milestone achieved. Foundation agrees to use the compensation provided under this Agreement solely for the purposes of facilitating and supporting the Study. All payments which are otherwise due and owing under this Agreement shall be paid by Kazia to, and only to, the Foundation. Foundation agrees to arrange payments due to Participating Sites for the performance of the Study hereunder. Kazia shall not be responsible for making payments directly to Participating Sites for any such Study costs and expenses. Any taxes (and any penalties thereon) imposed on any payment made by Kazia to Foundation shall be the responsibility of Foundation.

4.3.	ACH payments to be made to Foundation hereunder will be made payable to:

Alliance For Clinical Trials in Oncology Foundation

125 S. Wacker Drive, Suite 1600 Chicago, IL 60606

Federal Tax ID# 02-0464400 Attn: Sylvia Hrbek

4.4.	Kazia shall not be obligated to make any payments to Foundation in excess of the amount provided for under Exhibit A, unless such excess amount is agreed upon in writing and signed by the Parties.

4.5.

Foundation must promptly repay to Kazia: (a) subject to Section 12, any funds paid by Kazia to Foundation which are unspent from the study at termination of this Agreement; and (b) any funds paid by Kazia to Foundation which have been used for a purpose other than in accordance with this Agreement and the Budget.

5.	STUDY DATA, STUDY RESULTS AND BIOSPECIMENT RESEARCH

For purposes of this Agreement, “Study Data” means the raw, non-aggregated data collected about each Study subject, including Biospecimen data, during the course of the Study. “Study Results” refers to aggregated or summarized Study Data and conclusions about the Study, as would be included in a study report or publication. All Study Data and Study Results generated from this Study are the property of Foundation, through the Alliance.

The Study Results related to the Study Drug will be provided to Kazia on completion or termination of the study, in a form no less detailed than would be required for Alliance to fulfil its obligation to publish the study as described in clause 2.7. Upon reasonable request by Kazia, Study Data related to the Study Drug may also be provided to Kazia by Alliance, at Kazia’s cost as detailed in an amendment to this agreement or separate data transfer agreement, which is subject to approval by Alliance leadership and the NCI, such approval not to be unreasonably withheld, and DSMB release of Study Data and Study Results.

Kazia shall be free to use Study data and results for all lawful purposes, including any submission to a health authority.

Both Parties agree to comply with any and all laws relating to patient privacy which are applicable to such Party. Foundation, through the Alliance, will ensure all Study Data and Study Results are de-identified as appropriate prior to transferring such data to Kazia.

6.	SAFETY REPORTING

6.1.	Foundation, through the Alliance, shall comply with all applicable safety reporting requirements involving the Study Drug, including the requirements set forth in 21 C.F.R. § 312.32.

6.1.1.	All suspected not unexpected serious adverse events are hereinafter “SAEs”. All suspected and unexpected serious adverse events are hereinafter “SUSARs”.

6.1.2.

Foundation shall be responsible for ensuring that adverse events and other relevant safety information are recorded as specified in the Protocol and appropriately reported to the relevant health authorities, ethics committees and Study investigators according to Applicable Laws. Foundation shall forward such safety information to Kazia at the same time it is provided to relevant govemment/regulatory authorities.

6.1.3.

Foundation shall ensure that any SUSARs, including initial and follow up reports, arising from the Study in Subjects exposed to the Study Drug, are forwarded within the applicable reporting timelines to the FDA, with a copy being sent to the Kazia at the same time and shall ensure that all non- SUSAR SAEs are forwarded to the Kazia on an approximately monthly basis. Foundation shall also provide Kazia with a copy of the 1ND Annual Safety Update submission to the FDA at the same time it is provided to the FDA.

6.1.3.1.

For each SUSAR report, arising from Subjects exposed to the Study Drug (both initial and follow-up reports), Foundation shall ensure that a CTEP AERS form completed with full information (as known at the time of forwarding) is forwarded to Kazia.

6.2.

Foundation, through the Alliance, shall provide Kazia with an accrual and adverse event summary report every six (6) months which will include aggregated toxicity/safety data, in a form mutually acceptable and agreed upon by the Parties, so that Kazia may fulfil its surveillance and reporting obligations to regulatory agencies.

6.3.

Both Parties acknowledge that the Foundation/Alliance, as a grantee of the NCI, uses NCI’s electronic reporting system, the Cancer Therapy Evaluation Program Adverse Event Reporting System (CTEP AERS), for SAE reporting.

6.4.	Kazia will immediately notify Alliance of any changes to its contact information for reporting adverse events, in order for Alliance to fulfill its notification obligations.

7.	AGENCY INVESTIGATIONS

7.1.

Foundation represents that it has no knowledge of any pending for cause regulatory audit, investigation or proceeding involving Foundation or any Participating Investigator or Study Staff relating to compliance with laws regarding the conduct of any clinical research, and that neither Foundation nor any Participating Investigator or Study Staff has been debarred under 21 U.S.C. § 335a, nor disqualified under 21 C.F.R. § 312.70 or § 812.119. In the event that Foundation or any Participating Investigator or Study Staff receives notice of initiation of any debarment or disqualification proceeding by the FDA or notice of debarment or disqualification under the above-referenced statutes and Foundation learns of such notice, Foundation shall immediately notify Kazia in writing.

7.2.

Unless otherwise prohibited from doing so by the FDA or other government agency, Foundation shall promptly notify NCI and Kazia in writing in the event Foundation receives, or becomes aware that a Participating Site has received, either (1) notice from the FDA or other government agency that such agency plans to conduct an investigation at Foundation, Alliance, or such Participating Site covering, in whole or in part, data or other activities relating to any study, or (2) an inquiry from the FDA or other government agency regarding, in whole or in part, data or other activities relating to any study. So that Kazia may assist Alliance with its Participating Sites’ investigation readiness, Foundation will endeavor to provide such notice within one (1) business day if possible, but in any event within three (3) business days.

7.3.

Outside of the limited contacts that may be required to respond to a Participating Site’s investigation readiness for an audit by the FDA or other government agency, or as otherwise required by law, Kazia will not reach out to Participating Sites directly in connection with the Study, nor will Kazia participate in any Participating Site visits in connection with the Study. Communications with Participating Sites in the Alliance regarding the Study will be sent through Foundation to NCI and Kazia, as applicable or necessary.

8.	CONFIDENTIALITY

8.1.

Kazia Confidential Information and all tangible expressions, in any medium, of Kazia Confidential Information are the sole and exclusive property of Kazia. Foundation Confidential Information and all tangible expressions, in any medium, of Foundation Confidential Information are the sole and exclusive property of Foundation.

8.2.

Any confidential proprietary materials, data and/or information relating to business and/or technology of a Party (“Confidential Information”) disclosed by one Party (“Disclosing Party”) to the other Party (“Receiving Party”) shall be retained by the Receiving Party in confidence and shall not be disclosed to any “Third Party,” meaning an individual or entity other than an officer, director, employee or Affiliate of the Receiving Party, except as otherwise explicitly authorized in this Agreement or necessary to carry out the activities and obligations under this Agreement, for a period beginning on the date of disclosure and ending ten (10) years after the expiration or early termination of the applicable Study. Confidential Information shall be designated or identified in writing as confidential at the time of disclosure; provided however, if the nature of the Confidential Information being provided is such that a reasonable person familiar with the Study would understand that the Confidential Information should be treated as confidential from the context and circumstances of disclosure, the disclosure shall still be protected as Confidential Information under this Agreement even if such Confidential Information is not expressly designated or identified as confidential.

8.3.

All Confidential Information of a Disclosing Party shall remain the property of the Disclosing Party. Except as set out in this Agreement, no license or other intellectual property right to any Confidential Information of the Disclosing Party is created or granted to the receiving party by this Agreement, and disclosure of Confidential Information shall not create any obligation to grant the Receiving Party any right in and to said information.

8.4.

Upon the written request of the Disclosing Party, the Receiving Party shall immediately, in accordance with the instructions of the Disclosing Party and subject to Applicable Laws, either return or destroy all Confidential Information of the Disclosing Party, including all notes, summaries, and translations that have been made regarding such Information, and all copies of the foregoing, provided that: (i) the Receiving Party’s legal counsel may retain one (1) copy of the Disclosing Party’s Information in a secure location solely for purposes of identifying the Receiving Party’s obligations hereunder; (ii) any Confidential Information contained in any board notes may be retained; and (iii) Receiving Party, and its Affiliates and/or designees required to meet the obligations under this Agreement, may retain a copy of the Confidential information for internal and regulatory reporting puiposes. In the event destruction is requested by the Disclosing Party, the Receiving Party shall certify such destruction in writing.

8.5.

Foundation and the Alliance shall not use Kazia Confidential Information for its own benefit or for any puipose other than to conduct the Study. Foundation and the Alliance shall not disclose Kazia Confidential Information to Third Parties, other than NCI, except as necessary to conduct the Study and under an agreement by the Third Party to be bound by the obligations of this Section 8. Foundation will be responsible for any unauthorized disclosures of Kazia Confidential Information by a Third-Party, to which Foundation has provided Kazia Confidential Information under an agreement. Foundation shall maintain Kazia Confidential Information in strict trust and confidence and safeguard such information with the same standard of care that is used with Foundation’s own confidential information, but in no event less than reasonable care.

8.6.	The obligations of confidentiality and limited use under this Section 8 shall not extend to any information:

8.6.1.	which is or becomes publicly available, except through breach of this Agreement;

8.6.2.

which the Receiving Party can demonstrate by competent written proof that it possessed prior to, or developed independently from, disclosure by or on behalf of Disclosing Party or development under this Agreement; or

8.6.3.	which the Receiving Party receives from a third party which is not legally prohibited from disclosing such information.

8.7.

If the Receiving Party is required by Applicable Law to disclose the other Party’s Confidential Information, that Receiving Party (as applicable) shall give reasonable advance notice of such disclosure and use reasonable efforts to limit such disclosure and maintain the confidentiality of such Confidential Information to the extent possible. In addition, the Parties shall cooperate if the Party whose Confidential Information is to be disclosed seeks a protective order or other confidential treatment for such Confidential Information by appropriate legal means.

8.8.	For the avoidance of doubt, nothing in this Section 8 will limit a Party’s ability to publish and use the published manuscript detailed in Section 9.

9.	PUBLICATION

9.1.

Foundation, through the Alliance, will reasonably ensure that the publication of Study results (“Publishable Manuscript”) by Alliance shall be in accordance with Alliance’s Policies and Procedures. Foundation will ensure that Alliance provides a copy of the draft publishable manuscript to Kazia for review at least thirty (30) days prior to submission for publication. In the case of presentations or abstracts, the Foundation shall ensure Kazia receives a copy of the draft presentation or abstract as early as possible prior to the disclosure, but in no event will it be less than fifteen (15) days prior to submission for presentation. In the event that Kazia desires to seek patent or other intellectual property protection on information related to the Study Drug contained in the publication, Foundation may agree to delay submission of the publication for up to an additional forty-five (45) days upon written request or notice by Kazia, as necessary to preserve U.S. or foreign patent or other intellectual property rights.

9.2.

In accordance with National Cancer Institute (“NCI”) policy, Alliance maintains the full right to present and publish the Study data and results at such time and place as it sees fit; provided, however, Kazia shall have the right to require deletion of its Confidential Information, provided that: (i) the Foundation will limit use of Confidential Information to the extent reasonably practicable, and (ii) in no event will removal of Confidential Information by Kazia compromise the objective medical or scientific integrity of the disclosure, presentation or publication of the Study results.

9.3.	Once published Kazia will be able to copy and refer back to the provided manuscript/publication as needed for their business or regulatory purposes.

9.4

Publication includes presenting and publishing the Study data and results at symposia, national or regional professional meetings, in professional journals, or through other means. Foundation shall not be required to obtain Kazia’s permission to repeat any information that was previously publicly disclosed by Alliance in accordance with this Section.

10.	INTELLECTUAL PROPERTY AND INVENTIONS

10.1.	This Agreement does not affect the ownership of any Background IP. All Background IP shall remain the property of the Party or its Affiliate that provided it to the other Party for use in the Study.

10.2.

As between the Parties, any invention, discovery, or idea, whether patentable or not, other than the Background IP, (an “Invention”) made during the conduct of the Study generally is the property of the Investigator or Participating Institution with which he or she is affiliated.

10.3.

Foundation shall, no later than fifteen (15) business days upon becoming aware, notify Kazia of any discovery or Invention (i) generated from the use of its Study Drug; or (ii) conceived or first reduced into practice or writing related to the Study Drug in the course of the Study or the performance of obligations under this Agreement.

10.4.

The NCI’s “Cancer Therapy Evaluation Program Intellectual Property Option to Co-Collaborators” terms of award shall apply to any Inventions made in the course of the Study, a copy of which has been attached as Annexure B. Kazia acknowledges that the Foundation, Alliance, Participating Sites, and Investigators are bound by these intellectual property obligations. For purposes of this Study, Kazia shall be considered a “Collaborator” within the meaning of the Option. The Parties agree that any Inventions made during the Study by Alliance and/or Other Investigators and/or Participating Sites will be subject to certain rights by Kazia and the other participating Collaborators as detailed in the Option. The Parties further agree that any and all updates to the Option effective during the term of this Agreement shall be applicable to any such Inventions made during the Study.

11.	TERM AND TERMINATION

11.1.

This Agreement shall take effect on the Effective Date and shall continue in full force and effect for a period of whichever is longer: a) five (5) years or b) the completion of the obligations of the Parties under this Agreement, unless earlier terminated in accordance with this Section 11.

11.2.

Either Foundation or Kazia may terminate this Agreement immediately upon written notice to the other Party if the other Party becomes insolvent, or if proceedings are instituted against the other Party for reorganization or other relief under any bankruptcy law, or if any substantial part of the other party’s assets come under the jurisdiction of a receiver or trustee in an insolvency proceeding authorized by law.

11.3.

Either Party may terminate this Agreement at any time, in whole or in part, with or without cause, upon (a) giving at least thirty (30) days written notice to the other Party or (b) immediately giving written notice to the other Party if termination is for patient safety or regulatory reasons, including but not limited to a request from NCI, the FDA, or other regulatory authority.

11.4.

Foundation may terminate this Agreement immediately upon written notice to Kazia if: (i) Foundation receives notice from the FDA or NCI that it requires that the corresponding Study be terminated; (ii) or if Foundation funding from the NCI is discontinued, reduced, denied, or otherwise unavailable.

11.5.

Foundation may terminate this Agreement if Kazia materially breaches this Agreement and fails to cure the breach within thirty (30) days after receipt of written notice from Foundation, such notice specifying in detail the nature of the breach. Kazia may terminate this Agreement if Foundation materially breaches this Agreement and fails to cure the breach within thirty (30) days after receipt of written notice from Kazia, such notice specifying in detail the nature of the breach.

12.	EFFECT OF TERMINATION

12.1.

Upon receipt of notice of termination of this Agreement from Kazia or provision of notice of termination by Foundation, Foundation and Participating Sites shall use reasonable efforts to avoid incurring any additional costs to Kazia in connection with the Study. Foundation shall be compensated in accordance with Section 4 for activities performed in accordance with this Agreement up to the effective date of termination. If, upon the effective date of termination, Kazia has advanced funds which have not been applied to any non-cancellable costs for the Study, Foundation shall repay such funds within sixty (60) days of the effective date of termination. Per the attached Exhibit A, Funding and Payment Schedule, both Parties recognize that advanced funds are limited herein to the upon contract execution milestone in Annex A.

12.2.

Upon termination or expiration of this Agreement, all unused Study Drag at Foundation’s designee, McKesson, shall be promptly returned to Kazia’s nominated US storage facility, at Kazia’s reasonable expense, or, at Kazia’s option, Foundation will arrange destruction and supply written confirmation of material destruction, including lot numbers and quantities destroyed. However, Foundation will retain sufficient Study Drug to treat all patients enrolled at the time of termination or expiration. After termination of this Agreement for any reason, all parties shall continue activities under this Agreement solely as deemed necessary by mutual agreement of the Parties and NCI based on reasonable medical judgment to protect the health and safety of the subjects participating in the Study. Kazia shall pay Foundation for any non-cancellable costs incurred prior to the date of termination.

12.3.

The obligations of any provisions, such as Confidentiality and Intellectual Property, that by their nature survive teimination or expiration of this Agreement shall survive any termination or expiration of this Agreement.

13.	INDEMNIFICATION

13.1.

Kazia will indemnify and hold harmless Foundation, the Alliance, and their respective directors, officers, employees, Alliance Participating Investigators and Participating Sites, agents, and volunteers (collectively, “Alliance Indemnitees”) from any and all liability, loss (including reasonable attorneys’ fees), costs or damage (collectively, “Damages”) they may suffer as the result of third party claims (provided that such third parties will not include any claim by an Alliance Indemnitee), demands or actions ( each a “Claim”) against them (i) to the extent such Damages arise out of defects in the design or manufacture of the Study Drug or the Study Drug not being in accordance with its specifications at the date of delivery to Foundation’s designee, or (ii) to the extent arising from Kazia’s breach of this Agreement, or (iii) to the extent arising from the negligence or willful misconduct or omissions of Kazia except to the extent any Damages arise from, or are alleged to arise from:

13.1.1.	the failure by Alliance Indemnitees, Participating Investigators or Participating Sites to use the Study Drag in accordance with the Protocol; or

13.1.2.	the failure of any Alliance Indemnitee, Participating Investigator or Participating Site to strictly adhere to the terms of the Protocol; or

13.1.3.	negligence or willful misconduct on the part of Alliance Indemnitees, Participating Investigators or Participating Sites; or

13.1.4.	a breach of this Agreement or any applicable federal, state or local law by Alliance Indemnitees, Participating Investigators or Participating Sites; or

13.1.5.	a claim related to a drug or product other than Study Drug; or

13.1.6.	any other act or omission of the Alliance Indemnitees, Participating Investigators or Participating Sites

13.2.

The Foundation shall, and shall cause the Alliance to: (a) provide written notice to Kazia of any Claim arising out of the indemnified activities as soon as reasonably possible after the Alliance Indemnitee has knowledge of such Claim; (b) permit Kazia to assume responsibility to investigate, prepare for and defend against any such Claim; (c) assist Kazia, at Kazia’s reasonable expense, in the investigation of, preparation for and defense of any such Claim; and (d) not compromise or settle such Claim without Kazia’s written consent. Kazia shall not settle a Claim, in any manner without such Alliance Indemnitee’s prior written consent.

13.3.

Foundation will indemnify and hold harmless Kazia and its directors, officers, employees and agents, from any and all Damages they may suffer as the result of any Claim against them (i) to the extent such Damages arise out of conduct of the Study by any Alliance Indemnitee, or, (ii) to the extent arising from Foundation’s breach of this Agreement, or (iii) to the extent arising from the negligence or willful misconduct of Foundation, except to the extent any Damages arise from, or are alleged to arise from any act or omission of Kazia.

14.	INSURANCE

Each Party hereto represents and warrants to the other that it currently carries and will continue to carry commercially reasonable levels of insurance to meet its obligations hereunder.

15.	REPRESENTATIONS, WARRANTIES. AND COVENANTS

15.1.

Foundation and Kazia represent and warrant that that they are not individually a party to, and covenant that during the term of this Agreement it shall not enter into, any agreement to provide services to another party which would in any way materially impair its ability to complete their obligations under this Agreement in a timely fashion and in accordance with terms hereunder.

15.2.

Foundation represents and warrants that: (i) it is not currently involved in any litigation, and is unaware of any pending litigation proceedings, relating to Foundation’s role in the conduct of a clinical trial for any third party; and (ii) it has not received any warnings from the FDA (or any equivalent oversight body in a country other than the United States) relating to services it has provided to third parties during the conduct of a clinical trial.

16.	USE OF PARTIES’ NAMES; PUBLICITY

No Party shall use (or have used on its behalf) another Party’s name, or the names of another Party’s employees, symbols, or trademarks in any advertising, sales promotional material, or press release without prior written permission of the other Party, except to the extent such disclosure is necessary for: (a) regulatory filings, including filings with the U.S. Securities and Exchange Commission or the FDA (or any equivalent oversight body in a country other than the United States); (b) prosecuting or defending litigation; (c) complying with Applicable Law; and (d) in publishing information regarding the existence of, or results of, the Study in compliance with Section 9 of this Agreement. Except as otherwise permitted under this Agreement, a Party shall not originate any publicity, news release or other public announcement, written or oral, whether to the public press or otherwise, relating to this Agreement, any Protocol, or any Study conducted hereunder without the other Party’s prior written consent.

17.	INDEPENDENT CONTRACTOR

The relationship between Kazia and Foundation is that of independent contractors. Foundation is not the partner, joint venturer, or agent of Kazia and Foundation does not have the authority to make any statement, representation, commitment, or take action of any kind that purports to bind Kazia without Kazia’ prior written authorization. Kazia is not the partner, joint venturer, or agent of Foundation, and Kazia does not have the authority to make any statement, representation, commitment, or take action of any kind that purports to bind Foundation without their prior written authorization.

18.	NOTICES

All notices under this Agreement shall be deemed to be duly given and received: (a) upon personal delivery to the appropriate address(es) below; (b) ten (10) days after the date of mailing to the address(es) below when sent via registered or certified U.S. mail, return receipt requested, postage prepaid or by first-class mail. Notices pertaining to this Agreement shall be sent to:

IF TO FOUNDATION:

Alliance For Clinical Trials in Oncology Foundation Attn: Director - Contracts Administration Department

Address:125 S. Wacker Drive, Suite 1600 Chicago, TL 60606

IF TO KAZIA

Name: Dr Jeremy Simpson

Address: L24, Three International Towers, 300

Barangaroo Avenue,

Sydney, NSW 2000

19.	ASSIGNMENT

This Agreement may not be assigned by operation of law or otherwise, in whole or in part, by any Party to any third party (other than to an Affiliate) without the other Party’s prior written consent. To the extent permitted above, this Agreement shall be binding upon and inure to the benefit of the Parties and their permitted successors and assigns. Any attempted assignment of this Agreement not in compliance with this Section 19 shall be null and void.

20.	SEVERABILITY

If any provision(s) of this Agreement should be held by a court of competent jurisdiction to be illegal or unenforceable in any respect, the legality and enforceability of the remaining provisions of this Agreement shall not be affected, to the extent consistent with the intent of the parties as evidenced by this Agreement as a whole. The parties shall make a good faith effort to replace any such provision with a valid and enforceable one such that the objectives contemplated by the parties when entering this Agreement may be realized.

21.	WAIVER MODIFICATION OF AGREEMENT

No waiver, amendment, or modification of any of the terms of this Agreement shall be valid unless in writing specifically referencing this Agreement and signed by authorized representatives of all Parties. Failure by a Party to enforce any rights under this Agreement shall not be construed as a waiver of such rights, nor shall a waiver by a Party in one or more instances be construed as constituting a continuing waiver or as a waiver in other instances.

22.	FORCE MAJEURE

A Party shall not be deemed to have breached this Agreement for failure to perform its obligations under this Agreement to the extent such failure results from any inclement weather, fire, flood, act of God, terrorist act, earthquake or any other cause which could not have been reasonably foreseen by such Party, was beyond the reasonable control of such Party, and which does not result from the negligence or willful misconduct of such Party. If a force majeure event occurs, the Party unable to perform shall promptly notify the other Party of the occurrence of such event, and, promptly thereafter, the Parties shall discuss the circumstances relating thereto. The Party unable to perform shall (i) provide reasonable status updates to the other Party from time to time, (ii) use commercially reasonable efforts to mitigate any adverse consequences arising out of its failure to perform and (iii) resume performance as promptly as possible. In the event of any such force majeure event, the Parties may, in their discretion, revise or amend this Agreement by changing the performance period and other provisions, as appropriate by mutual written agreement.

23.	GOVERNING LAW

This Agreement shall be governed by and interpreted in accordance with the laws of the State of Illinois without giving effect to any choice of law principles that would require the application of the laws of a different state. Any claim or controversy arising out of or related to this Agreement or any breach hereof shall be submitted to a court of applicable jurisdiction in the State of Illinois, and each Party hereby consents to the jurisdiction and venue of such court.

24.	ENTIRE AGREEMENT

This Agreement and any Exhibits hereto represent the entire and integrated agreement among the Parties and supersedes all prior negotiations, representations or agreements, either written or oral, regarding its subject matter.

25.	COUNTERPARTS

This Agreement may be executed in any two or more counterparts, each of which, when executed, will be deemed to be an original and all of which together will constitute one and the same document. Facsimile signatures and signatures transmitted via PDF will be treated as original signatures.

26.	AUTHORITY

The persons executing this Agreement on behalf of each Party represents that they have the full power and authority to enter into this Agreement on behalf of the persons or entities they are signing on behalf of. Faxed, “docusigned”, and scanned copies of original signatures shall be deemed as effective as original signatures.

27.	MISCELLANEOUS

Except where the context otherwise requires, wherever used, the singular will include the plural, the plural the singular, the use of any gender will be applicable to all genders, and the word “or” are used in the inclusive sense. When used in this Agreement, “including” means “including without limitation”. All section headings are for reference only and shall not be used to interpret this Agreement. The official text of this Agreement, any notice given or accounts or statements required by this Agreement, and any dispute proceeding related to or arising hereunder, will be in English. In the event of any dispute concerning the construction or meaning of this Agreement, reference will be made only to this Agreement as written in English and not to any other translation into any other language.

In Witness Whereof, the Parties have caused this Agreement to be executed in their names as their official acts by their respective representatives, each of whom is duly authorized to execute the same.

Alliance for Clinical Trials Foundation

By:	/s/ Trinidad Ajazi
Title:	Foundation Secretary
Date:	June 26, 2019

Kazia Therapeutics Limited

By:	/s/ James Garner
Title:	Director
Date:	June 26, 2019

By:	/s/ Kate Hill
Title:	Company Secretary
Date:	June 26, 2019

ANNEX A - SOW and BUDGET

Statement of Work

A071701

I.	Scope

This document constitutes a Statement of Work (SOW) for work to be performed by Massachusetts General Hospital Cancer Center and McKesson Clinical Research Services on behalf of the Alliance for Clinical Trials in Oncology Foundation.

Study: A071701 - Genomically-guided trial in brain metastases

Study Drug: GDC-0084

Planned Total Enrollment: 69 patients

II.	Deliverables

A.	Massachusetts General Hospital Cancer Center: Massachusetts General Hospital personnel will conduct the snap assays on 190 patients for genotype screening.

B.

McKesson Clinical Research Services: McKesson will handle drug supply and distribution of the study drug. Fees include costs for project start-up, study drug storage & inventory management, study drug distribution & site communications, & project closeout.

C.	Non-Standard of Care Procedures:

•	EKG: EKG/ECG tests will be performed by sites on all patients (estimated 7 per patient) at baseline visit, every 8 weeks (2 cycles) from start of treatment, and end of treatment totaling 483 tests.

•	Cholesterol, serum or whole blood, total: Cholesterol tests will be performed by sites on all patients (estimated 4 per patient) at baseline visit and every 4 cycles totaling 276 tests.

•	Triglycerides: Triglyceride tests will be performed by sites on all patients (estimated 4 per patient) at baseline visit and every 4 cycles totaling 276 tests.

Budget and Milestone Payment Schedule

Budget

Study Number	A071701

Study Title	Genomically-guided trial in brain metastases

	Description	Cost	Assumptions
Alliance Screening (Massachusetts General Hospital Cancer Center)
	Snap assay for screening		Estimated 1 per patient (190 patients)
Drug Supply and Distribution (McKesson)
Start up fee
	Storage/Inventory		Estimated 36 months.
	Shipping		Estimated 2 per patient totaling 138 shipments.
Close out Fee
Additional Procedures
	Electrocardiogram, routine ECG with at least 12 leads; with interpretation and report		Estimated 7 per patient (Baseline, every 8 weeks (2 cycles) from start of treatment, and end of treatment) totaling 483.

	Cholesterol, serum or whole blood, total		Estimated 4 per patient (Baseline and every 4 cycles) totaling 276.

	Triglycerides		Estimated 4 per patient (Baseline and every 4 cycles) totaling 276.
Total

Sample Size Key
Total N for screening W/10% screening buffer	190
N =	69

Milestone Payment Schedule

Payment Milestone	Payment
Upon Contract Execution (Approx. 20% or equivalent to first 14 patients)
Per Quarterly Accrual (14th patient up to 69 patients); patient enrolled
Total Balance:

ANNEX B - CTEP IP OPTION

A. The IP Option described in this Section A would apply to inventions that would be described in patent disclosures that claim the use and/or the composition of the Agent(s) and that are conceived or first actually reduced to practice pursuant to clinical or non-clinical studies utilizing the NCI CTEP provided Agent(s)(“Section A Inventions”):

Institution agrees to grant to Collaborator(s): (i) a royalty-free, worldwide, non-exclusive license for commercial purposes with the right to sub license to affiliates or collaborators working on behalf of Collaborator for Collaborator’s development purposes; and (ii) a time limited first option to negotiate an exclusive, or co-exclusive, if applicable, world-wide, royalty bearing license for commercial purposes, including the right to grant sub licenses, subject to any rights of the Government of the United States of America, on terms to be negotiated in good faith by the Collaborator(s) and Institution. If Collaborator accepts the non-exclusive commercial license, the Collaborator agrees to pay all out of pocket patent prosecution and maintenance costs which will be pro-rated and divided equally among all licensees. If Collaborator obtains an exclusive commercial license, in addition to any other agreed upon licensing arrangements such as royalties and due diligence requirements, the Collaborator agrees to pay all out of pocket patent prosecution and maintenance costs. Collaborator(s) will notify Institution, in writing, if it is interested in obtaining a commercial license to any Section A Invention within three (3) months of Collaborator’s receipt of a patent application or six (6) months of receipt of an invention report notification of such a section A invention. In the event that Collaborator fails to so notify Institution, or elects not to obtain an exclusive license, then Collaborator’s option expires with respect to that Section A Invention, and Institution will be free to dispose of its interests in accordance with its policies. If Institution and Collaborator fail to reach agreement within ninety (90) days, (or such additional period as Collaborator and Institution may agree) on the terms for an exclusive license for a particular Section A Invention, then for a period of three (3) months thereafter Institution agrees not to offer to license the Section A Invention to any third party on materially better terms than those last offered to Collaborator without first offering such terms to Collaborator, in which case Collaborator will have a period of thirty (30) days in which to accept or reject the offer. If Collaborator elects to negotiate an exclusive commercial license to a Section A Invention, then Institution agrees to file and prosecute patent application(s) diligently and in a timely manner and to give Collaborator an opportunity to comment on the preparation and filling of any such patent application(s). Notwithstanding the above, Institution is under no obligation to file or maintain patent prosecution for any Section A Invention.

For all Section A Inventions, regardless of Collaborator’s decision to seek a commercial license, Institution agrees to grant Collaborator a paid-up, nonexclusive, royalty-free, world-wide license for research purposes only. Institution retains the right to make and use any Section A Invention for all non-profit research, including for educational purposes and to permit other educational and non-profit institutions to do so.

B. The IP Option described in this Section B would apply to inventions not covered by Section A, but are nevertheless conceived or first actually reduced to practice pursuant to clinical or non-clinical studies utilizing the CTEP-provided Agent(s). It also applies to inventions that are conceived or first actually reduced to practice pursuant to NCI CTEP-approved studies that use non-publicly available clinical data or specimens from patients treated with the CTEP-provided Agent (including specimens obtained from NCI CTEP-funded tissue banks) (“Section B Inventions”):

Institution agrees to grant to Collaborator(s): (i) a paid-up nonexclusive, nontransferable, royalty-free, world-wide license to all Section B Inventions for research purposes only; and (ii) a nonexclusive, royalty-free, world-wide license to (a.) disclose Section B Inventions to a regulatory authority when seeking marketing authorization of the Agent, and (b.) disclose Section B Inventions on a product insert or other promotional material regarding the Agent after having obtained marketing authorization from a regulatory authority. Notwithstanding the above, Institution is under no obligation to file or maintain patent prosecution for any Section B Invention.

C. The IP Option described in this Section C would apply to inventions made by Institution’s investigator(s) or any other employees or agents of Institution, which are or may be patentable or otherwise protectable, as a result of research utilizing the CTEP-provided Agent(s), unreleased or non-publicly available clinical data or Agent treated specimens outside the scope of approval granted by the NCI CTEP (Unauthorized Inventions):

Institution agrees, at Collaborator’s request and expense, to grant to Collaborator a royalty-free exclusive or co-exclusive license to Unauthorized Inventions. Institution will retain a non-exclusive, non-sub-licensable royalty free license to practice the invention for research use purposes.

D. Institution Notification

Institution agrees to promptly and confidentially notify NCI CTEP (NCICTEPpubs@mail.nih.gov) and Collaborator(s) in writing of any Section A Inventions, Section B Inventions, and Unauthorized Inventions upon the earlier of: (i) any submission of any invention disclosure to Institution of a Section A, Section B, or Unauthorized Invention, or (ii) the filing of any patent applications of a Section A, Section B, or Unauthorized Invention. Institution agrees to provide a copy of either the invention disclosure or the patent application to the Collaborator and to NCI CTEP which will treat it in accordance with 37 CFR Part 401. These requirements do not replace any applicable reporting requirements under the Bayh-Dole Act, 35 USC 200-212, and implementing regulations at 37 CFR Part 401.

ANNEX C - Study Drug Responsibilities

Study Drug Responsibilities GDC-0084 15mg Capsules - Phase 2 Clinical Study Use

Background & Scope:

(i) Foundation plans to Sponsor a Phase 2 clinical study using GDC-0084 15mg capsules, with study drug responsibilities as indicated below.

(ii)  Kazia will supply to the Foundation’s nominated US storage depot, GMP manufactured, primary packed and labelled study drug for Phase 2 clinical trial use in the US. Kazia responsibilities as indicated below.

#	Responsibility	Kazia	Foundation

1	Study Drug: Supply of GMP manufactured, primary packed and labeled GDC-0084 15mg capsules with supporting GMP documentation (e.g. manufacturers CoA). In addition to the labelling, each bottle of study drug is also identified with the lot number printed on the base of the bottle	X

2	Study Drug: the required study drug label text will be agreed between the parties	X	X

3	Retest Date & Storage Conditions: Provision of retest date and storage conditions for the study drug supplied	X

4	Ordering: Requests for study drug will be provided to Kazia in writing		X

5	Shipping: Will ship study drug to the Foundation nominated US Depot, accompanied by relevant paperwork (e.g. packing list)	X

6	Receipt & Labeling: Foundation’s nominated US depot will receive and store study drug for clinical study use		X

7	Release & Distribution of Study Drug: Responsibility for release/distribution of labeled study drug for Phase 2 clinical use in the US		X

8	Product Defects / Product Complaints: will promptly notify the other party if a Quality Defect is observed or reported (e.g. damage to capsules or primary packaging)	X	X

9	Product Recall: will notify Foundation in the event of a Product Recall and both parties will work together as may be required to coordinate the Recall and notify the relevant regulatory authorities [Note: Product Recall may also be referred to as “stock recovery” in US as the Sponsor exerts direct control over the drug].	X

10	Returns & Destruction: The parties will liaise regarding the management of any drug stored at Foundation’s nominated US depot, McKesson, that is no longer required for the planned study. The anticipated options are (i) return the drug to Kazia’s nominated US depot (at Kazia expense) or (ii) Foundation, through its designated US depot, McKesson, manage destruction and provide Kazia with a destruction certificate detailing lot numbers and quantities of study drug destroyed.